Alliance World Dollar Government Fund, Inc.
Exhibit 77C
811-07108


77C - Matters submitted to a vote of security holders


The Annual Meeting of Shareholders of Alliance World Dollar Government Fund, Inc. ("AWDGF") was held on March 24, 2005. A description of each proposal and number of shares voted at the meeting are as follows:


Shares
Voted For

Shares
Withheld

To elect four Directors of AWDGF for a term of two or three years and until his or her successor is duly elected and qualifies.

Class One (term expires 2007)

Michael J. Downey

7,868,423

147,372

Class Two (term expires 2008)

William H. Foulk, Jr.

7,864,125

151,669

John H. Dobkin

7,873,810

141,985


James M. Hester

7,867,711

148,083
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